19 2/26/02


RECEIVED
FEB 25 2002
352
SECTION

CM

SECURITIES  SION

02006305

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~25570~~

50888

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blake Street Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1860 Blake St. Suite 500
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad Dowell 303-292-9077
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stark, Winter, Schenkein & Co., LLP
(Name — *if individual, state last, first, middle name*)

7535 E. Hampden Ave. Suite 109 (Address) Denver (City), CO (State) 80231 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brad Dowell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blake Street Securities LLC, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Manager
Title

Notary Public exp 4-29-02

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
FEB 2 5 2002
352
SECTION

Blake Street Securities LLC

As of and for the Year Ended
December 31, 2001

Blake Street Securities LLC
Table of Contents



STARK • WINTER • SCHENKEIN


RECEIVED
FEB 25 2002
352

REPORT OF INDEPENDENT AUDITORS

To the Members of
Blake Street Securities LLC

We have audited the accompanying balance sheet of Blake Street Securities LLC as of December 31, 2001, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blake Street Securities LLC as of December 31, 2001, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Winter Schenkein & Co., LLP

Denver, Colorado
January 31, 2002

STARK • WINTER • SCHENKEIN & CO., LLP • *Certified Public Accountants* • *Financial Consultants*

7535 EAST HAMPDEN AVENUE • SUITE 109 • DENVER, COLORADO 80231
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM

Blake Street Securities LLC
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$	2,623
Accounts receivable		15,057
Deposit		25,000
	$	42,680

LIABILITIES AND MEMBERS' (DEFICIT)

Accounts payable and accrued expenses	$	20,732
Accounts payable - related party		2,132
		22,864
MEMBERS' EQUITY		19,816
	$	42,680

The accompanying notes are an integral part of these financial statements

Blake Street Securities LLC
Statement of Operations
For The Year Ended December 31, 2001

REVENUES	
Brokerage commisions	$ 463,166
Investment banking	33,733
Other	39,384
Total revenue	536,283
EXPENSES	
Employee compensation	381,565
Clearing fees and costs	214,301
Unrealized loss on investments	210,797
Other	32,359
Total expenses	839,022
NET LOSS	$ (302,739)

The accompanying notes are an integral part of these financial statements

Blake Street Securities LLC
Statement of Member's Equity
Year Ended December 31, 2001

Member's equity, December 31, 2000	$	253,769
Capital contribution		68,786
Net (loss) for the year ended December 31, 2001		(302,739)
Member's equity, December 31, 2001	$	19,816

The accompanying notes are an integral part of these financial statements

Blake Street Securities LLC
Statement of Cash Flows
Year Ended December 31, 2001

OPERATING ACTIVITIES		
Net (loss)	$	(302,739)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:		
Depreciation		595
Unrealized loss on investments		215,509
Changes in:		
Accounts receivable		6,253
Prepaid expenses		10,275
Accounts payable and accrued expenses		1,686
Accounts payable - related parties		(4,368)
Net cash (used in) operating activities		(72,789)
INVESTING ACTIVITIES		
Net cash (used in) investing activities		-
FINANCING ACTIVITIES		
Capital contribution by members		68,786
Net cash provided by financing activities		68,786
Net increase (decrease) in cash		(4,003)
CASH AT BEGINNING OF YEAR		6,626
CASH AT END OF YEAR	$	2,623
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements

Blake Street Securities LLC
Notes to Financial Statements
December 31, 2001

Note 1 – Summary of significant accounting policies

Organization

Blake Street Securities LLC, (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company, which is based in Denver, Colorado, is 97% owned by Blake Street Group LLC (Parent).

The Company's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and middle to high income individuals.

The Company is considered an introducing broker whereby customer orders are accepted but are cleared through a clearing organization, which is unaffiliated with the Company. The agreement with the clearing organization is described in Note 2.

Revenue recognition

Commissions revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Customers' securities and commodities transactions are reported on a settlement date basis.

Investment banking revenues include gains, losses, and fees, net of out of pocket expenses, arising from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date and sales concessions on the settlement date. Nonrefundable retainers for advisory services are recorded upon receipt.

Income taxes

The Company, as a Limited Liability Company, is not a tax paying entity. All income or loss of the Company is reported on the income tax returns of the members and, accordingly, no income tax expense or liability is recorded in the Company's financial statements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2001. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments cash, accounts receivable, investments and accounts payable. Fair values were assumed to approximate carrying values for cash, accounts receivable, and accounts payable because they are short term in nature and their carrying amounts approximate fair values.

New accounting pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, *Business Combinations*, and SFAS 142, *Goodwill and Intangible Assets*. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for the year beginning January 1, 2002; however certain provisions of that Statement apply to goodwill and other intangible assets acquired between July 1, 2001, and the effective date of SFAS 142. The Company does not believe the adoption of these standards will have a material impact on the Company's financial statements.

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, *Accounting for Asset Retirement Obligations*. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*. The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company is evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

Note 2 – Clearing agreement

The Company has an agreement with Fiserv Correspondent Services, Inc. (Fiserv) under which Fiserv clears all securities transactions for the Company's customers and also performs all "back room" functions for the Company. These functions include, among other things, executing customer orders as they are transmitted to Fiserv, preparing and mailing transaction confirmations and customer statements directly to the customers and performing all cashiering functions for customer accounts. The Fiserv agreement expires during February 2002.

The Company receives commission and fee income from Fiserv based on the number and size of transactions. The Company pays all costs associated with transactions executed through Fiserv plus a "per transaction" fee based on the amount of business transacted during the month.

The agreement requires, and the Company maintains, a minimum cash deposit with Fiserv of $25,000.

The Company currently transacts all of its brokerage business through Fiserv. Should Fiserv not fulfill its obligations under the agreement, the Company may be exposed to risk. The risk of default depends on Fiserv's ability to continue to perform under the agreement as well as the creditworthiness of Fiserv. It is the Company's policy to review, as necessary, the credit standing and financial viability of Fiserv.

Note 3 – Investments in securities not readily marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless a registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2001 these securities are primarily common stock and stock options, which management has estimated a fair market value of $0. Because of the inherent subjectivity of these values, it is reasonably possible that a material change in such valuations could occur in the near term.

Note 4 – Management fee

The Company has an agreement to pay management fees to its Parent. There is no formal fee agreement in place. Fees are paid based on the Company's ability to pay. For the year ended December 31, 2001 the Company had not incurred any management fee expense.

Blake Street Securities LLC
Notes to Consolidated Financial Statements
December 31, 2001

Note 5 – Capital requirements

The Company is subject to the SEC uniform net capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $19,816, which was $14,816 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.54.

Note 6 – Related party transactions

During the year ended December 31, 2001 the Company earned commission revenues of $29,718 from related parties.

Note 7 – Pension Plan

The Company sponsors a defined contribution pension plan. The Company contributes 3% of eligible employees compensation into the plan. Contributions to the plan for the year ended December 31, 2001 were $6,300. As of October 1, 2001 the Company has frozen the plan and neither employee nor employer contributions are permitted.

Blake Street Securities LLC
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2001

Member's equity per Statement of Financial Condition	$	19,816
Aggregate indebtedness - items included in financial statements	$	22,864
Basic net capital requirement ($5,000 minimum)	$	5,000
Excess net capital	$	14,816
Ratio aggregate indebtedness to net capital		1.54
Net capital as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2001 to net capital:	$	36,534
Adjustments made to Company financial statements prior to audit - decreasing net capital		(6,516)
Audit adjustments - increasing liabilities		(10,202)
Net Capital		19,816



STARK ◆ WINTER ◆ SCHENKEIN

To the Members of
Blake Street Securities LLC

In planning and performing the audit of the financial statements and supplemental schedule of Blake Street Securities LLC (the Company) for the year ended December 31, 2001, we consider its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17-a(5)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

STARK • WINTER • SCHENKEIN & CO., LLP • *Certified Public Accountants* • *Financial Consultants*

7535 EAST HAMPDEN AVENUE • SUITE 109 • DENVER, COLORADO 80231
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM

Because of the inherent limitations in internal control or the practice and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Stark Winter Schenkein & Co., LLP

Stark Winter Schenkein & Co., LLP
Denver, Colorado
January 31, 2002

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
ACF International, Inc.:

We have audited the accompanying statement of financial condition of ACF International, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of ACF International, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.


RECEIVED
FEB 25 2002
354

New York, New York
February 18, 2002

ACF INTERNATIONAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and Cash Equivalents	$ 1,313,351
Furniture, Fixtures and Equipment (net of accumulated depreciation of $93,695)	25,603
Other Assets	225,099
TOTAL ASSETS	$ 1,564,053

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued Expenses	$ 34,950
Total Liabilities	34,950
Shareholder's Equity:	
Common Stock, no par value, 200,000 shares authorized, 50,000 shares issued and outstanding	735,042
Retained Earnings	794,061
Total Shareholder's Equity	1,529,103
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,564,053

The accompanying notes are an integral part of this financial statement.

ACF INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1. SIGNIFICANT BUSINESS ACTIVITIES

ACF International, Inc. (the "Company") is registered as a broker/dealer in securities with the Securities and Exchange Commission. In this capacity, it executes agency transactions on behalf of its customers and executes principal transactions in securities. The company conducts business primarily with other broker/dealers on behalf of its customers. The Company's customers are located primarily in the United States.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer and/or counterparty with which it conducts business.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2001, there were no customer accounts having debit balances which presented any risks.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Transactions in securities and related commission revenue and expense (if applicable) are recorded on a trade date basis. Depreciation and amortization are provided for in accordance with accounting principles generally accepted in the United States of America.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

ACF INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Continued)

NOTE 3. RELATED PARTY TRANSACTIONS

The Company clears its transactions primarily through its parent company, the sole shareholder of ACF International, Inc. The parent company is located in Madrid, Spain.

NOTE 4. OTHER ASSETS

Other assets consist primarily of prepaid taxes, investment in NASDAQ warrants & commissions receivable from a related party. At December 31, 2001 the commission receivable amount was $37,447.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, therefore, subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires that net capital, as defined, shall be at least the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the Company had net capital of $1,278,401, which exceeded its requirement of $100,000 by $1,178,401.

NOTE 6. INCOME TAXES

The Company is subject to corporate taxes for federal and state purposes. A provision for these taxes has been made and is reflected on the statement of income.

ACF INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Continued)

NOTE 7. COMMITMENTS

The Company has an agreement to lease office space, which expires in July 2005. The annual lease payments are $95,584 plus a share of the operating costs and real estate taxes. The minimum future lease payments from January 2002 through June 2005 are $334,544. The yearly obligations are as follows:

Year	
2002	$95,584
2003	95,584
2004	95,584
2005	47,792